UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             KRONOS WORLDWIDE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   50105F 10 5
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ] Rule 13d-1(b)

         [   ] Rule 13d-1(c)

         [ X ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NL Industries, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    17,516,132
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     17,516,132

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      17,516,132

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      35.8%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      TIMET Finance Management Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    17,521,335
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     17,521,335

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      17,521,335

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      35.8%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Titanium Metals Corporation

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    17,521,335
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     17,521,335

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      17,521,335

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      35.8%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Tremont LLC

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    17,521,335
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     17,521,335

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      17,521,335

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      35.8%

    12       TYPE OF REPORTING PERSON

                      OO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi Holding Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi Group, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      National City Lines, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NOA, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Holding Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Rice Agricultural Corporation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Southwest Louisiana Land Company, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Contran Corporation

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      The Combined Master Retirement Trust

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      EP

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold Simmons Foundation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,583,488
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,583,488

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,583,488

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.1%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold C. Simmons

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               5      SOLE VOTING POWER

                                                          4,755
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,619,844
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           4,755

                               8      SHARED DISPOSITIVE POWER

                                                     45,619,844

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,755

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [ X ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON

                      IN

                                  SCHEDULE 13G

Item 1(a).       Name of Issuer:

                 Kronos Worldwide, Inc., a Delaware corporation (the "Company").

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 Three Lincoln Centre
                 5430 LBJ Freeway, Suite 1700
                 Dallas, Texas   75240-2697

Items 2(a).      Name of Person Filing:

                 The following entities or person (collectively, the "Reporting Persons") are filing this statement:

                  (i) TIMET Finance Management Company ("TFMC"), NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi) as direct holders of shares ("Shares") of common stock, par value $0.01 per share, of the Company;

                  (ii) Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of TFMC, NL or Valhi; and

                  (iii) Harold C. Simmons by virtue of his and his spouse's direct holdings of Shares and his positions with Contran and certain of its related entities (as described in this statement).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal business office of TFMC is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business office of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal business office of NL, Tremont, Valhi, VHC, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation is located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360.

Item 2(c).        Citizenship:

                  Contran, Dixie Holding, National, TFMC, TIMET, Valhi and VHC are Delaware corporations. NL is a New Jersey corporation. Tremont is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons is a citizen of the United States.

Item 2(d).       Title of Class of Securities:

                 Common stock, par value $0.01 per share.

Item 2(e).       CUSIP Number:

                 50105F 10 5

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                 (a)      [   ]    Broker or dealer  registered  under  section
                                   15 of the Act (15  U.S.C. 78o);

                 (b)      [   ]    Bank as defined in section 3(a)(6) of the Act
                                   (15 U.S.C. 78c);

                 (c)      [   ]    Insurance  company  as  defined  in  section
                                   3(a)(19)  of the  Act (15  U.S.C. 78c);

                 (d)      [   ]    Investment Company registered under section
                                   8 of the Investment Company Act (15 U.S.C.
                                   80a-8);

                 (e)      [   ]    Investment adviser in accordance
                                   with section 240.13d-1(b)(1)(ii)(E);

                 (f)      [   ]    An employee benefit plan or
                                   endowment fund in accordance with
                                   section 240.13d-1(b)(1)(ii)(F);

                 (g)      [   ]    A parent holding company or
                                   control person in accordance with
                                   section 240.13d-1(b)(1)(ii)(G);

                 (h)      [   ]    A savings association as defined
                                   in section 3(b) of the Federal
                                   Deposit Insurance Act (12 U.S.C.
                                   1813);

                 (i)      [   ]    A church plan that is excluded
                                   from the definition of an investment
                                   company under section 3(c)(14) of
                                   the Investment Company Act of 1940
                                   (15 U.S.C. 80a-3); or

                 (j)      [   ]    Group, in accordance with
                                   section 240.13d-1(b)(1)(ii)(J).

Item 4.          Ownership (as of December 31, 2005).

                 (a) Amount Beneficially Owned:
                 (b) Percent of Class:

                      By virtue of the relationships described under Item 7 of this statement, as of December 31, 2005:

                           (1) NL may be deemed to own beneficially the 17,516,132 Shares (approximately 35.8% of the 48,949,549 Shares outstanding as of December 31, 2005, based on information provided by the Company and hereinafter referred to as the "Outstanding Shares") that NL holds directly;

                           (2) TFMC, TIMET and Tremont may be deemed to own beneficially the 17,521,335 Shares (approximately 35.8% of the Outstanding Shares) that TFMC and NL hold directly;

                           (3) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may be deemed to own beneficially the 45,583,488 Shares (approximately 93.1% of the Outstanding
                                    Shares)   that  TFMC,   NL  and  Valhi  hold
                                    directly; and

                           (4) Harold C. Simmons may be deemed to own beneficially the 45,624,599 Shares (approximately 93.2% of the Outstanding Shares) that TFMC, NL, Valhi, his spouse and he hold directly.

                   (c) Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:

                                    As of December 31, 2005, Harold C. Simmons had the sole power to vote or direct the disposition of 4,755 Shares.

                           (ii)     Shared power to vote or to direct the vote:

                                    By virtue of the relationships described under Item 7 of this statement, as of December 31, 2005:

                                    (1)      NL may be deemed to share the power
                                             to vote or direct  the  disposition
                                             of    the     17,516,132     Shares
                                             (approximately    35.8%    of   the
                                             Outstanding  Shares)  that NL holds
                                             directly;

                                    (2)      TFMC,  TIMET  and  Tremont  may  be
                                             deemed  to share  the power to vote
                                             or direct  the  disposition  of the
                                             17,521,335  Shares   (approximately
                                             35.8%  of the  Outstanding  Shares)
                                             that TFMC and NL hold directly;

                                    (3)      Valhi,  VHC,  VGI,  National,  NOA,
                                             Dixie    Holding,    Dixie    Rice,
                                             Southwest,  Contran,  the  CMRT and
                                             the  Foundation  may have be deemed
                                             to  share  the  power  to  vote  or
                                             direct  the   disposition   of  the
                                             45,583,488  Shares   (approximately
                                             93.1%  of the  Outstanding  Shares)
                                             that   TFMC,   NL  and  Valhi  hold
                                             directly; and

                                    (4)      Harold C.  Simmons may be deemed to
                                             share  the  power to vote or direct
                                             the  disposition  of the 45,619,844
                                             Shares  (approximately 93.2% of the
                                             Outstanding  Shares) that TFMC, NL,
                                             Valhi and his spouse hold directly.

                           (iii)    Sole   power  to   dispose   or  direct  the
                                    disposition of:

                                    See the response to Item 4(c)(i) of this statement.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    See the response to Item 4(c)(ii) of this statement.

Item 5.               Ownership of Five Percent or Less of a Class.

                      Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                      See Schedule B attached hereto and incorporated herein by reference.

Item 8.               Identification and Classification of Members of the Group.

                      Not applicable.

Item 9.               Notice of Dissolution of Group.

                      Not applicable.

Item 10.              Certification.

                      Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2006




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 8, 2006





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 8, 2006





                                                         /s/ Gregory M. Swalwell
                                                         ----------------------
                                                         Gregory M. Swalwell
                                                         Signing in the
                                                         capacity listed on
                                                         Schedule "A" attached
                                                         hereto and
                                                         incorporated herein by
                                                         reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TITANIUM METALS CORPORATION
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.


GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

                                   SCHEDULE B


         The following information is presented as of December 31, 2005. All capitalized terms in this Schedule B have the same meanings given such terms in the statement to which this Schedule B is a part.

                  Valhi, NL and TFMC are the direct holders of 28,062,153 Shares (57.3%), 17,516,132 Shares (35.8%) and 5,203 Shares (0.0%),
         respectively, of the Outstanding Shares. Together, Valhi and NL may be deemed to control the Company.

                  TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT, Valhi and Harold C. Simmons are the holders of approximately 36.8%, 13.7%, 11.2%, 4.2% and 2.0%, respectively, of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse includes 5,333,333 shares of TIMET common stock that she has the right to acquire upon the conversion of 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly holds. The ownership of Valhi includes 49,000 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively.

                  Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock. Valhi may be deemed to control NL. Valhi is the direct holder of 100% of the membership interests of Tremont and may be deemed to control Tremont.

                  VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.4%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi. VHC may be deemed to control Valhi. VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

                  Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts held.

                  The  Foundation  directly  holds  approximately  0.9%  of  the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

                  The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

                  The CMRT directly holds approximately 11.2% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

                  NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of percentage calculations such shares are not deemed outstanding.

                  Harold C. Simmons is the chairman of the board and chief executive officer of each of the Company and NL and chairman of the board of each of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

                  By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned directly or indirectly by any of such entities. Mr. Harold Simmons disclaims beneficial ownership of all Shares that Valhi, NL or TFMC directly hold.

                  Harold  C.  Simmons'  spouse  is the  direct  owner of  36,356
         Shares, 119,475 shares of NL common stock, 114,000 shares of TIMET common stock, 1,600,000 shares of Series A Preferred Stock, which are convertible into 5,333,333 shares of TIMET common stock, and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

                  Harold C. Simmons directly holds 4,755 Shares, 257,000 shares of NL common stock (including stock options exercisable for 4,000 shares), 703,000 shares of TIMET common stock and 3,383 shares of Valhi common stock.

                  A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 36,500 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.